Exhibit 21.1
Subsidiaries of International Money Express, Inc.

Entity	State of Organization
International Money Express Sub 2, LLC	Delaware
Intermex Holdings, Inc.	Delaware
Intermex Wire Transfer, LLC	Florida
Intermex Wire Transfer Corp.	California
Intermex Wire Transfer II, LLC	Delaware
Intermex Transfers de Mexico S.A. de C.V.	Mexico
Intermex Wire Transfer de Mexico S.A. de C.V.	Mexico
Intermex Wire Transfers de Guatemala S.A.	Guatemala
Intermex Servicios Integrales S. de R.L. de C.V.	Mexico
Intermex Central de Servicios S. de R.L. de C.V.	Mexico
Canada International Transfers Corp.	British Columbia, Canada
Envios de Valores La Nacional Corp.	New York